August 17, 2018

VIA EDGAR

Securities & Exchange Commission

Public Filing Desk

100 F Street, NE

Washington, D.C. 20549

Re:	AdvisorOne Funds (the "Registrant") Post-Effective Amendment No. 116 under the Securities Act of 1933 (“1933 Act”) and Amendment No. 117 under the Investment Company Act of 1940 (“1940 Act”) to the Registration Statement on Form N-1A,
File Nos. 333-20635 and 811-08037 (the “Amendment”)

Ladies and Gentlemen:

On behalf of the Registrant, we hereby submit, via EDGAR, the Amendment. The Amendment is filed pursuant to Rule 485(a) under the 1933 Act for the primary purpose of adding an additional share class for the following series of the Registrant: CLS Global Diversified Equity Fund, CLS Growth and Income Fund, CLS International Equity Fund, CLS Flexible Income Fund, CLS Global Aggressive Equity Fund and CLS Shelter Fund (collectively, the “Funds”).

The Registrant believes that the Amendment is substantially similar to the Registrant's Post-Effective Amendment No. 93 under the 1933 Act and Amendment No. 94 under the 1940 Act to the Registrant’s Registration Statement on Form N-1A filed on September 2, 2014 (the “Prior Amendment”), which was previously reviewed by the Commission's staff, and the definitive prospectus and Statement of Additional Information (“SAI”) filed pursuant to Rule 497 on September 5, 2017, except that the Amendment includes (1) appropriate references to the new Class T shares throughout the prospectus and SAI; (2) updates to reflect each Fund’s performance and financial information through the periods required by Form N-1A; (3) updates to reflect changes to certain Funds’ portfolio managers; (4) other changes to reflect changes in supplements filed pursuant to Rule 497 under the 1933 Act since the Prior Amendment; and (5) other minor updating information.

Based upon the preceding and pursuant to Securities Act Release No. 6510 and Investment Company Release No. 13768 (February 15, 1984), the Registrant has authorized us to request, on its behalf, selective review of the above referenced Amendment.

If you have any questions concerning this request please contact JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/ Thompson Hine LLP

Thompson Hine LLP